September 7, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention: Mr. Kevin W. Vaughn, Accounting Branch Chief

RE:	Greenhill & Co., Inc.
Form 10-K for the year ended December 31, 2005
Filed March 2, 2006
File No. 001-32147

Dear Mr. Vaughn,

Greenhill & Co., Inc. (the “Company”) has received and reviewed the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Kevin W. Vaughn, Accounting Branch Chief, dated August 22, 2006, regarding the Staff’s limited review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comment, as set forth below. For the convenience of the Staff, the Staff’s comment has been reproduced below and is set forth in italics immediately prior to the Company’s response.

Form 10-K filed March 2, 2006

Consolidated Statements of Income, page F-6

1.	We note that your income statement fails to quantify cost of revenues and, therefore, does not strictly adhere to the presentation guidance of Article 5 of Regulation S-X. Please tell us how you track and determine the costs allocated to overhead expenses and those costs specifically related to your revenue streams. In your response, please specifically tell us the following:

•	The dollar amount of expenses which are attributable to your financial advisory fees and merchant banking revenue;

•	The methodology utilized to allocate employee compensation and benefits expense among your revenue streams and overhead; and

•	How you determined that interest income should be presented as a revenue line item instead of a component of non-operating income.

Response:

The Company is a boutique investment banking firm which generates revenues principally from financial advisory services and merchant banking activities. The Company’s business model is premised in part on the belief that these two activities are related, complementary and synergistic. In managing its business the Company does not attempt to allocate its expenses between these two activities.

The Company considers its employee base as a common pool of employees, many of whom participate in both financial advisory assignments and merchant banking engagements. From an operating perspective this allows the Company to leverage the specialized skills of its employees among both areas of revenue generating activities. The Company also believes that its employees benefit from an opportunity to learn about and work in both areas.

In terms of compensation expense, the Company makes general provisions for compensation during the course of the year. It does not allocate compensation expense among its revenue streams. At the end of each year, given the total compensation for such year, management allocates compensation on an individual basis, not by area of focus.

The Company’s operating costs, such as rent, information services, professional fees, and most other operating expenses are common to both the financial advisory and merchant banking activities and are not directly attributed to either particular revenue stream in the Company’s financial accounting. For instance, employees primarily engaged in financial advisory services share offices and other equipment with employees primarily engaged in merchant banking activities. Similarly, information services are purchased in bulk on a firm-wide basis. Because the Company’s overhead expenses are common to both activities it does not allocate these expenses (other than for regulatory purposes, as described below) by revenue streams.

For purposes of management reporting, the Company does separately record financial advisory and merchant banking revenues. However, management does not evaluate other financial data or operating results such as operating expenses, profit and loss or assets according to revenue source.

Consistent with the way management operates its business, the Company reports revenue information related to its financial advisory and merchant banking activities. However, as noted above, because expenses are not evaluated or tracked by management by income stream, the Company does not report this information in its periodic filings. Management believes that such information would not be meaningful to the users of its financial statements.

From an accounting perspective the Company’s financial advisory revenue and expenses are recorded by each operating subsidiary or branch within each country location. The Company’s financial advisory revenues and expenses are realized on a global basis. In the United States financial advisory fees and expenses are realized by its wholly-owned subsidiary, Greenhill & Co., LLC (“G&Co”) and in Europe financial advisory fees and expenses are realized by its majority controlled affiliate, Greenhill & Co. International LLP. The Company’s merchant banking revenue and certain merchant banking expenses are derived solely within the United States and are recorded through its wholly-owned subsidiary, Greenhill Capital Partners, LLC (“GCPLLC”).

In the United States substantially all operating expenses for both the financial advisory and merchant banking activities are disbursed by G&Co, which is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. As mentioned above, G&Co is engaged in the financial advisory business.

G&Co is subject to the Securities and Exchange Commission’s Uniform Net Capital requirements under Rule 15c3-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended (the “Act”), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. For regulatory compliance purposes the Company, G&Co and GCP LLC have entered into a “Services Agreement” to allocate expenses among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs. The allocation is generally based upon the estimated head-count of employees dedicated to each affiliate and does not take account of the sharing of the larger pool of employees. The allocation is updated annually.

The allocation of expenses referred to above relates only to U.S. expenses and is made solely for purposes of compliance with domestic regulatory reporting requirements; specifically, the minimum net capital requirement of G&Co. It is not used by management in its decision making processes. The method of expense allocation is subjective and applied conservatively to avoid allocating the expense burden away from the broker-dealer. The Company does not believe the cost information provided by this allocation would be meaningful or relevant to the users of its financial statements.

The Company provides on the face of its income statement detailed information about the sources of revenues as well as multiple items of operating expenses. Historically, interest income has not been a significant source of revenue (i.e. 1.3% and 0.5% of revenue for the years ended December 31, 2005 and 2004, respectively). Consistent with industry practice for investment banks the Company has included interest income as part of revenue.

In summary, the Company manages its business on a global basis and does not evaluate its costs relative to its sources of revenues. The Company’s current presentation of its income statement is consistent with the way it manages its business and communicates with its shareholders. The Company does not believe an allocation of expenses among revenue sources would be meaningful to the users of its financial statements. In addition, although the registrant is not a broker-dealer filing under Rule 17a-5 of the Act and exempt under Article 5 of Regulation S-X, its main operating subsidiary G&Co is, and the current interest income presentation is consistent with guidance established for broker-dealers and with industry practice for investment banks.

Acknowledgement

In connection with the Company’s response to the Staff’s comment, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing or requires additional information, please contact the undersigned at (212) 389-1516. Facsimile transmissions may be sent to the undersigned at (212) 389-1716.

Very truly yours,

Greenhill & Co., Inc.

By: /s/ Harold J. Rodriguez, Jr.
Harold J. Rodriguez, Jr.
Chief Accounting Officer